UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of November, 2008

JACADA LTD.
(Translation of registrant's name into English)

11 Galgalei Haplada Street
Herzliya, 46722 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on November 13, 2008: Jacada Reports Third Quarter 2008 Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ TZVIA BROIDA
		Name:	Tzvia Broida
		Title:	Chief Financial Officer

Dated:	November 13, 2008

Jacada Reports Third Quarter 2008 Results

Revenue grows 144% for first nine months, net loss improves 55% Company reiterates revenue and bottom-line guidance for full year 2008

ATLANTA--(BUSINESS WIRE)--November 13, 2008--Jacada Ltd. (Nasdaq: JCDA), a leading provider of unified desktop and process optimization solutions for customer service operations, today reported financial results for the third quarter and for the nine-month period ended September 30, 2008.

For the third quarter of 2008, total reported revenues rose 164% to $5.6 million compared to $2.1 million in the third quarter of 2007. Total reported revenues for the first nine months of 2008 rose 144% to $17.5 million compared to $7.2 million for the first nine months of 2007.

Non-GAAP gross profit for the third quarter was $2.4 million, or 42% gross margin, compared to $692,000 in gross profit, or 33% gross margin in the third quarter last year. For the first nine months of 2008, non-GAAP gross profit was $9.4 million, or 54% gross margin, compared to $3.7 million or 52% gross margin for the first nine months of 2007.

The third quarter non-GAAP net loss from continuing operations improved 30% to ($2.3 million), or ($0.12) per share, when compared to ($3.3 million), or ($0.16) per share in the third quarter of 2007. Non-GAAP net loss for the first nine months of 2008 improved 55% to ($3.9 million) compared to a net loss of ($8.7 million) for the first nine months of 2007.

Total GAAP gross profit was $2.3 million, or 41% gross margin, compared to $620,000 and 29%, respectively, in last year’s third quarter. For the first nine months of 2008, GAAP gross profit was $9.2 million, or 53% gross margin, compared to $3.5 million or 49% gross margin for the first nine months of 2007.

Overall GAAP net loss for the third quarter of 2008 was ($2.6 million), or ($0.13) per share, which includes ($2.3 million) of net loss from continuing operations and a ($315,000) net loss from discontinued operations. This is compared to a GAAP net loss of ($1.1 million) or ($0.05) per share for the third quarter of fiscal year 2007, which includes ($2.8 million) of net loss from continuing operations and $1.7 million of net income from discontinued operations. GAAP net income for the first nine months of 2008 was $15.9 million, or $0.78 per share, which includes ($4 million) of net loss from continuing operations and $19.9 million of capital gain net of taxes from discontinued operations. This is compared to a GAAP net loss of ($1.3 million) or ($0.06) per share for the first nine months of fiscal year 2007, which includes ($6.8 million) of net loss from continuing operations and $5.5 million of net income from discontinued operations.

“We remain encouraged by the strength of our third quarter results as we progress towards our stated financial objectives for the year,” commented Paul O’Callaghan, chief executive officer for Jacada. “We signed five material contracts in the quarter, the largest number of material contracts in any quarter in the company’s history. Given the economic turmoil which is now affecting companies worldwide, we continue to monitor our pipeline carefully and are mindful of the change required to accommodate market conditions. Yet we remain optimistic about the growth opportunities for Jacada. During these uncertain times, all companies in our target service industries should be focused on 3 critical elements to survive the instability created by the financial markets; customer retention, the lifeblood of all businesses,: reducing operating costs and continuing to innovate in support of the business even as IT budgets are greatly reduced. This is exactly what Jacada helps our customers achieve. We dramatically enhance the initial customer experience, improving retention capabilities of the companies we serve in a manner that significantly reduces their cost of operations. We feel we have a very compelling value proposition for companies that have to preserve cash by reducing operating costs, and are looking for innovative solutions to preserve and protect their customers.”

During the third quarter, Jacada repurchased 208,344 of its ordinary shares at a cost of $738,000 under a repurchase program which authorized the company to use up to $10 million of its available cash to repurchase outstanding shares. Additionally, Jacada completed a self-tender offer on September 15, through which the company accepted for purchase 3,851,104 of its ordinary shares at a price of $4.00 per share for a total cost of $15,404,416, excluding fees and related expenses. The tender offer represented 18.46% of the company’s outstanding ordinary shares as of August 13, 2008, the last full trading day prior to the commencement of the tender offer. After adjustment for the purchased shares, the company will have 16,452,119 shares outstanding.

After completing the repurchase program and the self-tender offer, at the end of the third quarter of 2008 cash and investments were $34.1 million, compared to $33.8 million reported on December 31, 2007. An additional $2.6 million is being held in escrow as part of the sale of the company’s legacy business to Software AG.

During the third quarter the company signed five material contracts, the most of any quarter in the company’s history. They include:

  A material contract with a new telecommunications customer, Kabel Deutschland, the leading cable network operator in Germany, serving up to nine million households in 13 German federal states.
  The second material contract with Nationwide Insurance. Jacada was originally selected by Nationwide Insurance to help automate service center processes and unify the desktop within the Nationwide Insurance Service Centers that support the Nationwide Insurance Property & Casualty Distribution Channel. This most recent contract extends the use of the Jacada solution to the Property and Casualty Direct Sales and Service group, to further automate and simplify access to customer, policy and billing information.
  A material agreement with a new customer, a global retailer headquartered in the United States
  A material agreement with a new customer, a large telecommunications provider headquartered in the United States. The new business was contracted through a Jacada global systems integrator partner.
  A material services agreement with an existing telecommunications customer

During the quarter Jacada also announced the general availability of Jacada® WorkSpace 5.0. A major enhancement in Jacada WorkSpace 5.0 introduces support for the IBM WebSphere Application Server Platform. Initial releases of Jacada WorkSpace supported the BEA WebLogic® application server only. Jacada WorkSpace 5.0 is certified on IBM WebSphere® Application Server 6.1 and utilizes the Eclipse-based IBM Rational Application Developer toolkit.

“We continue to close material contracts with new customers in our target verticals,” said O’Callaghan. “Our newly announced support for IBM WebSphere combined with our growing activity with the IBM Global Services business unit, should help drive a wider and faster adoption of our unified desktop solution within major global organizations that strive to improve customer service.”

“Due to our backlog, visibility into our sales pipeline, and the growing opportunity to expand our relationships with existing customers, we are reiterating our guidance for 2008 of $21 to $23 million, which represents an increase of 57% to 72% year-over-year,” concluded O’Callaghan. “As we continued to demonstrate in our third quarter results, we are well on our way to achieving our stated objectives of reducing our annual non-GAAP net loss by as much as 40% to 50% in 2008 compared to 2007. We have continued to demonstrate strong fiscal responsibility, supported by a strong balance sheet, no debt and significant cash reserves, which we believe will serve us well as we enter less certain times in 2009.”

Conference Call Details

To participate in the teleconference, please call toll-free 888.713.4216, or 617.213.4868 for international callers, and provide passcode 91639168 approximately 10 minutes prior to the start time. A (live audio) webcast will also be available over the Internet at www.jacada.com (under "About Us" then "Investors") or www.earnings.com. A replay of the teleconference will be available for three days beginning at 12:30 p.m. ET on November 13, 2008. To access the replay, dial toll-free 888-286-8010, or for international callers dial 617-801-6888, and provide passcode 99901767.

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Jacada uses non-GAAP measures of operating income (loss), net income (loss) and income (loss) per share, which are adjustments from results based on GAAP to exclude discontinued operations, taxes, non-cash stock-based compensation expenses in accordance with SFAS 123R and amortization of acquired intangible assets related to acquisitions effected by Jacada in previous years. Jacada’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Jacada’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors.

About Jacada

Jacada is a leading global provider of unified service desktop and process optimization solutions that simplify and automate customer service processes. By bridging disconnected systems into a single, intelligent desktop, Jacada solutions create greater operational efficiency and increase agent and customer satisfaction. Founded in 1990, Jacada operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England and Munich, Germany. Jacada can be reached at www.jacada.com.

Forward Looking Statement

This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.

CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Nine months ended September 30,		Three months ended September 30,
	2008	2007	2008	2007
	Unaudited
Revenues:
Software licenses	$6,372	$2,013	$1,490	$135
Services	9,516	4,001	3,561	1,601
Maintenance	1,644	1,179	554	389

Total revenues	17,532	7,193	5,605	2,125

Cost of revenues:
Software licenses	467	191	233	79
Services	7,155	2,936	2,803	1,226
Maintenance	669	547	243	200

Total cost of revenues	8,291	3,674	3,279	1,505

Gross profit	9,241	3,519	2,326	620

Operating expenses:
Research and development	3,708	3,227	1,275	1,086
Sales and marketing	7,179	7,257	2,391	2,328
General and administrative	4,012	3,576	1,426	1,199

Total operating expenses	14,899	14,060	5,092	4,613

Operating loss	(5,658)	(10,541)	(2,766)	(3,993)
Financial income, net	1,023	1,213	197	385

Pretax loss from continuing operations	(4,635)	(9,328)	(2,569)	(3,608)
Tax benefit	639	2,555	292	839

Net loss from continuing operations	(3,996)	(6,773)	(2,277)	(2,769)
Net income (loss) from discontinued operations, net of taxes	19,858	5,486	(315)	1,695

Net income (loss)	$15,862	$(1,287)	$(2,592)	$(1,074)

Basic and diluted net earnings (loss) per share:
From continuing operations	$(0.20)	$(0.33)	$(0.11)	$(0.13)
From discontinued operations	$0.98	$0.27	$(0.02)	$0.08
Basic and diluted net earnings (loss) per share	$0.78	$(0.06)	$(0.13)	$(0.05)

Weighted average number of shares used in computing basic and diluted net earnings (loss) per share	20,313,411	20,300,030	19,687,459	20,477,573

NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Nine months ended September 30,		Three months ended September 30,
	2008	2007	2008	2007
	Unaudited
Revenues:
Software licenses	$6,372	$2,013	$1,490	$135
Services	9,516	4,001	3,561	1,601
Maintenance	1,644	1,179	554	389

Total revenues	17,532	7,193	5,605	2,125

Cost of revenues:
Software licenses	375	63	215	33
Services	7,076	2,867	2,772	1,201
Maintenance	666	544	242	199

Total cost of revenues	8,117	3,474	3,229	1,433

Gross profit	9,415	3,719	2,376	692

Operating expenses:
Research and development	3,643	3,174	1,255	1,066
Sales and marketing	6,996	7,055	2,337	2,220
General and administrative	3,571	3,301	1,252	1,125

Total operating expenses	14,210	13,530	4,844	4,411

Operating loss	(4,795)	(9,811)	(2,468)	(3,719)
Financial income, net	1,023	1,213	197	385

Pretax loss from continuing operations	(3,772)	(8,598)	(2,271)	(3,334)
Tax expense	(87)	(54)	(18)	41

Net loss from continuing operations	$(3,859)	$(8,652)	$(2,289)	$(3,293)

Basic and diluted net loss per share	$(0.19)	$(0.43)	$(0.12)	$(0.16)

Weighted average number of shares used in computing basic and diluted net loss per share	20,313,411	20,300,030	19,687,459	20,477,573

RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months ended September 30, 2008 (unaudited)
	GAAP	Adjustments				Non-GAAP
		Amortization of acquired intangible assets	Stock-based compensation expenses	Income from discontinued operations net of taxes	Tax benefit associated with discontinued operations
Revenues:
Software licenses	$6,372					$6,372
Services	9,516					9,516
Maintenance	1,644					1,644

Total revenues	17,532					17,532

Cost of revenues:
Software licenses	467	(92)				375
Services	7,155		(79)			7,076
Maintenance	669		(3)			666

Total cost of revenues	8,291	(92)	(82)			8,117

Gross profit	9,241	92	82			9,415

Operating expenses:
Research and development	3,708		(65)			3,643
Sales and marketing	7,179		(183)			6,996
General and administrative	4,012		(441)			3,571

Total operating expenses	14,899		(689)			14,210

Operating loss	(5,658)	92	771			(4,795)
Financial income, net	1,023					1,023

Pretax loss	(4,635)	92	771			(3,772)
Tax (expense) benefit	639				(726)	(87)
Loss from continuing operations	(3,996)	92	771			(3,859)
Income from discontinued operations, net of taxes	19,858			(19,858)		-

Net income (loss)	$15,862	$92	$771	$(19,858)	$(726)	$(3,859)

Basic and diluted net income (loss) per share:
Continuing operations	$(0.20)					$(0.19)
Discontinued operations	$0.98					-
Total	$0.78					$(0.19)

Weighted average number of shares used in computing basic and diluted net income (loss) per share	20,313,411					20,313,411

RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended September 30, 2008 (unaudited)
	GAAP	Adjustments				Non-GAAP
		Amortization of acquired intangible assets	Stock-based compensation expenses	Income from discontinued operations net of taxes	Tax benefit associated with discontinued operations
Revenues:
Software licenses	$1,490					$1,490
Services	3,561					3,561
Maintenance	554					554

Total revenues	5,605					5,605

Cost of revenues:
Software licenses	233	(18)				215
Services	2,803		(31)			2,772
Maintenance	243		(1)			242

Total cost of revenues	3,279	(18)	(32)			3,229

Gross profit	2,326	18	32			2,376

Operating expenses:
Research and development	1,275		(20)			1,255
Sales and marketing	2,391		(54)			2,337
General and administrative	1,426		(174)			1,252

Total operating expenses	5,092		(248)			4,844

Operating loss	(2,766)	18	280			(2,468)
Financial income, net	197					197

Pretax loss	(2,569)	18	280			(2,271)
Tax (expense) benefit	292				(310)	(18)
Loss from continuing operations	(2,277)	18	280		(310)	(2,289)
Loss from discontinued operations, net of taxes	(315)			315		-

Net income (loss)	$(2,592)	$18	$280	$315	$(310)	$(2,289)

Basic and diluted net income (loss) per share:
Continuing operations	$(0.11)					$(0.12)
Discontinued operations	$(0.02)					-
Total	$(0.13)					$(0.12)

Weighted average number of shares used in computing basic and diluted net income (loss) per share	19,687,459					19,687,459

CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	September 30,	December 31,
	2008	2007
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents a)	$11,047	$5,960
Marketable securities a)	7,196	10,869
Trade receivables, net	3,802	3,613
Assets of discontinued operations	17	7,752
Other current assets	1,941	1,736

Total current assets	24,003	29,930

LONG-TERM INVESTMENTS:
Marketable securities a)	15,825	16,995
Restricted cash held by trustee	2,629	-
Severance pay fund	762	970

Total long-term investments	19,216	17,965

PROPERTY AND EQUIPMENT, NET	1,483	992

OTHER ASSETS, NET:
Other intangibles, net	26	118
Goodwill	3,096	3,096

Total other assets, net	3,122	3,214

Total assets	$47,824	$52,101

a) Total cash and investments	$34,068	$33,824

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,217	$1,167
Deferred revenues	1,448	1,893
Accrued expenses and other liabilities	3,189	3,308
Liabilities of discontinued operations	1,135	4,246

Total current liabilities	6,989	10,614

LONG-TERM LIABILITIES:
Deferred revenues	-	61
Accrued severance pay	1,328	1,522
Other liabilities	203	-

Total long-term liabilities	1,531	1,583

SHAREHOLDERS' EQUITY:
Share capital	60	59
Additional paid-in capital	74,892	73,393
Treasury shares	(17,862)	-
Accumulated other comprehensive profit	318	418
Accumulated deficit	(18,104)	(33,966)

Total shareholders' equity	39,304	39,904

Total liabilities and shareholders' equity	$47,824	$52,101

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Nine months ended September 30,	Three months ended September 30,
	2008	2008
	Unaudited
Cash flows from operating activities:

Net income (Loss)	15,862	(2,592)
Less: net loss (income) from discontinued operations net of taxes	(19,858)	315

Net loss from continuing operations	(3,996)	(2,277)

Adjustments required to reconcile net loss from continuing operations to net cash used in operating activities from continuing operations:
Depreciation and amortization	459	148
Stock-based compensation related to options granted to employees and directors	771	280
Stock-based compensation related to options granted to non-employees	7	2
Accrued interest and amortization of premium on marketable securities	131	254
Gain (loss) from sales of marketable securities	(91)	6
Accrued severance pay, net	14	(57)
Increase in trade receivables, net	(189)	(627)
Increase in other current assets	(275)	(101)
Increase (decrease) in trade payables	50	(151)
Increase (decrease) in deferred revenues	(506)	7
Decrease in accrued expenses and other liabilities	(119)	(111)
Increase in other long term liabilities	203	203
Other	3	3

Net cash used in operating activities from continuing operations	(3,538)	(2,421)
Net cash used in operating activities from discontinued operations	(242)	(312)

Net cash used in operating activities	(3,780)	(2,733)

Cash flows from investing activities:

Investment in available-for-sale marketable securities	(25,416)	-
Proceeds from sale and redemption of available-for-sale marketable securities	30,189	11,526
Purchase of property and equipment	(871)	(380)

Net cash used in investing activities from continuing operations	3,902	11,146
Proceeds from sale of discontinued operations, net	22,105	-

Net cash provided by investing activities	26,007	11,146

Cash flows from financing activities:

Purchase of treasury shares	(17,862)	(16,416)
Proceeds from exercise of stock options	722	133

Net cash used in financing activities from continuing operations	(17,140)	(16,283)

Increase (decrease) in cash and cash equivalents	5,087	(7,870)
Cash and cash equivalents at the beginning of the period	5,960	18,917

Cash and cash equivalents at the end of the period	11,047	11,047

CONTACT:
Jacada
Tzvia Broida, 972 9 9525927
Chief Financial Officer
Tzvia@jacada.com
or
Hayden Communications
Peter Seltzberg, 212-946-2849
peter@haydenir.com